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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                             Health-Chem Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    422174102
                      ------------------------------------
                                 (CUSIP Number)

          Andrew J. Levinson, Herzfeld & Rubin, P.C., 40 Wall Street,
                    New York, New York 10005 (212) 344-5500
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                                 March 10 , 1999
                      ------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

               Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

               *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 SCHEDULE 13D

CUSIP NO. 422174102                                     Page    2    of    Pages
--------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Andy E. Yurowitz
          ###-##-####

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |_|

   3      SEC USE ONLY

   4      SOURCE OF FUNDS*
          PF

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                              |_|

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          USA

                              7      SOLE VOTING POWER
     NUMBER OF                       400,000
      SHARES
   BENEFICIALLY               8       SHARED VOTING POWER
   OWNED BY EACH                      151,200
     REPORTING
      PERSON                  9       SOLE DISPOSITIVE POWER
       WITH                           400,000

                              10      SHARED DISPOSITIVE POWER
                                      151,200


   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          551,200

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.91%

   14     TYPE OF REPORTING PERSON*
           IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7


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         The following Amendment No. 1 (this "Amendment") to a statement on
Schedule 13D (the "Statement") filed on September 18, 1996, with respect to the common stock, par value $.01 per share (the "Common Stock"), of Health-Chem Corporation (the "Issuer"), is being filed on behalf of Andy E. Yurowitz.

Item 2. Identity and Background.

         The information previously filed in response to subsection (e) of Item 2 is amended by replacing the last sentence of the second paragraph thereof with the following:

         In or about August 1997, the Court dismissed the action, subject to the right of the plantiffs to amend their complaint within 30 days of such order. No amended complaint was ever filed.

         The information previously filed in response to subsection (e) of Item 2 is further amended by replacing the last sentence of the third paragraph thereof with the following:

         In or about June 1997, following a hearing, the New York Stock Exchange panel hearing the proceeding dismissed the charge.

Item 4. Purpose of Transaction.

         The information set forth under Item 4 of the Statement is hereby supplemented by adding the following at the end of Item 4:

         By letter to the Issuer dated March 10, 1999, Mr. Yurowitz informed the Issuer of his nomination of nine individuals (the "Nominees") for election to the Board of Directors of the Issuer. A copy of such letter is annexed hereto as
Exhibit 1 and incorporated herein by reference. In connection with his nomination of the Nominees, and pursuant to a proxy statement to be filed with the Securities and Exchange Commission on Schedule 14A, Mr. Yurowitz intends to solicit proxies from the stockholders of the Issuer to be voted at the next Annual Meeting of the Issuer in favor of the election of the Nominees to the Board of Directors of the Issuer.

         Except as set forth in the preceding paragraph, Mr. Yurowitz has no specific plans to effect or cause the Issuer to effect any of the specific transactions enumerated in Item 4 of Schedule 13D. Notwithstanding the foregoing, if Mr. Yurowitz and the other Nominees are elected to the Issuer's Board of


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Directors, they may consider such of those transactions that might maximize shareholder value. In addition, Mr. Yurowitz reserves the right at any time and from time to time to acquire additional shares of Common Stock or to dispose of any shares of Common Stock beneficially owned by him.

Item 5. Interest in Securities of the Issuer

         The information set forth under Item 5 is hereby deleted and replaced by the following:

         (a) Mr. Yurowitz has acquired 400,000 shares of Common Stock in an Individual Retirement Account (the "IRA") established for his benefit, and 151,200 shares of Common Stock in a joint account with his wife, Helen Yurowitz. Accordingly, Mr. Yurowitz beneficially owns 6.91% of the Common Stock outstanding, based on the 7,982,424 shares of Common Stock reported by the Issuer as outstanding on November 16, 1998 in its Quarterly Report on Form 10-Q for the period ended September 30, 1998. The number of shares of Common Stock reported in this Amendment as owned by Mr. Yurowitz does not include 116,100 shares of Common Stock (1.45% of the outstanding Common Stock) owned beneficially by Mr. Yurowitz's son, Alan J. Yurowitz, as to which Mr. Yurowitz disclaims beneficial ownership.

         (b) Mr. Yurowitz has sole voting and dispositive powers with respect to the 400,000 shares of Common Stock held in the IRA and shares with his wife the voting and dispositive

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powers with respect to the 151,200 shares of Common Stock held jointly by them.

         (c) There have been no transactions with respect to the securities of the Issuer by Mr. Yurowitz within the past 60 days.

         (d) No person other than Mr. and Mrs. Yurowitz has the right to receive or direct the receipt of dividends or sales proceeds of the Common Stock owned or sold by them.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer.

         The information set forth under Item 6 of the Statement is hereby supplemented by adding the following at the beginning of Item 6:

         Manfred Mayerfeld, a retired teacher, has contributed $25,000 to Mr. Yurowitz to support Mr. Yurowitz's efforts to elect the Nominees. Mr. Mayerfeld is the beneficial owner of 391,789 shares of Common Stock (4.91% of the outstanding Common Stock). Mr. Mayerfeld lives at 116 College Road, Monsey, New York 10952 and is 67 years of age. There is no agreement, arrangement or understanding between Mr. Yurowitz and Mr. Mayerfeld regarding future funding of Mr. Yurowitz's efforts to elect Nominees or among Mr. Mayerfeld and any other person regarding future employment or any future transaction to which

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the Company will or may become a party. Mr. Mayerfeld has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. Mayerfeld, during such period, been a party to a civil proceeding of a judicial or administrative body and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 7. Financial Statements And Exhibits.

    *   *   *

(c) Exhibits:

         1. Letter from Andy E. Yurowitz to Health-Chem Corporation dated March 10, 1999.

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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     March 10, 1999

                                                    /s/ Andy E. Yurowitz
                                                   ----------------------------
                                                    Andy E. Yurowitz






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                                  EXHIBIT INDEX

No.   Description

1.   Letter from Andy E. Yurowitz to Health-Chem Corporation dated March 10,
     1999.












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